Exhibit 99.3

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting of the Shareholders of AltaGas Ltd. to be held on Thursday, May 2, 2019 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. Proxies are counted and tabulated by Computershare, AltaGas Ltd.’s transfer agent, in such a manner as to ensure the votes are kept confidential, except: (a) as required by law, (b) if there is a proxy contest, or (c) if there are written comments on the form of proxy. Fold Proxies submitted must be received by 3:30 PM, MDT, on Tuesday, April 30, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01HKWA

. Appointment of Proxyholder I / We, being shareholder(s) of AltaGas Ltd., hereby appoint: Randall L. Crawford, President and Chief Executive Officer, or failing this person, Bradley Grant, Executive Vice President and Chief Legal Officer. OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. As my/our proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of AltaGas Ltd. (the “Company”) to be held at The Metropolitan Conference Centre, 333 - 4th Avenue SW, Calgary, Alberta, on Thursday, May 2, 2019 at 3:30 PM MDT and at any adjournment or postponement thereof (the “Meeting”). VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Appointment of Auditors To appoint Ernst & Young LLP as auditors of the Company and authorize the directors of the Company to fix Ernst & Young LLP’s remuneration in that capacity. 2. Election of Directors Fold FOR all nominees listed below WITHHOLD FROM VOTING for all nominees listed below OR vote for individual nominees below Withhold Withhold Withhold 01. Catherine M. Best 02. Victoria A. Calvert 03. David W. Cornhill 04. Randall L. Crawford 05. Allan L. Edgeworth 06. Daryl H. Gilbert 07. Robert B. Hodgins 08. Cynthia Johnston 09. Pentti O. Karkkainen 10. Phillip R. Knoll 11. Terry D. McCallister 3. Executive Compensation To vote, in an advisory, non-binding capacity, on a resolution to accept the Company’s approach to executive compensation, as described in the accompanying management information circular. 4. Approval of Unallocated Options To approve all unallocated options to acquire common shares of the Company entitled to be granted under the Company’s option plan, as described in the accompanying management information circular. 5. Resolution of Stated Capital To approve a reduction to the stated capital of the common shares of the Company, as described in the accompanying management information circular. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY Annual Financial Statements – Mark this box if you Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. ALAQ 01HKXF 273666 AR2 For Against For For For For Withhold HIGHLIGHTED TEXT